Bao Bros., LLC

CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDED 12/31/2019

Bao Bros. Bistro
Balance Sheet
As of December 31, 2019

		Total
ASSETS		
Current Assets		
Bank Accounts		
TOTAL BUS CHK (5579)		1,672.98
Total Bank Accounts	**$**	**1,672.98**
Other Current Assets		
Other Current Assets		19,275.56
Total Other Current Assets	**$**	**19,275.56**
Total Current Assets	**$**	**20,948.54**
Fixed Assets		
Kitchen Equipment		20,308.82
Total Fixed Assets	**$**	**20,308.82**
TOTAL ASSETS	**$**	**41,257.36**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Credit Cards		
Bao Bros. Chase CC (8448)		321.50
Total Credit Cards	**$**	**321.50**
Total Current Liabilities	**$**	**321.50**
Total Liabilities	**$**	**321.50**
Equity		
Members' Overall Equity		0.00
C. Garcia Jr. Overall Equity		48,846.04
Total Members' Overall Equity	**$**	**48,846.04**
Retained Earnings		0.00
Net Income		-7,910.18
Total Equity	**$**	**40,935.86**
TOTAL LIABILITIES AND EQUITY	**$**	**41,257.36**

Friday, Jul 31, 2020 03:33:50 PM GMT-7 - Accrual Basis

Bao Bros. Bistro
Income Statement
January - December 2019

	Total
Income	
Total Income	
Gross Profit	**$ 0.00**
Expenses	
Bank Charges & Fees	136.00
Insurance	850.84
Job Supplies	25.16
Meals & Entertainment	599.30
Office Supplies & Software	1,225.43
Recipe Testing	487.86
Restaurant Research	322.21
Taxes & Licenses	35.00
Training Expenses	1,116.00
Travel	4,393.11
Total Expenses	**$ 9,190.91**
Net Operating Income	**-$ 9,190.91**
Other Income	
Other Income	1,280.73
Total Other Income	**$ 1,280.73**
Net Other Income	**$ 1,280.73**
Net Income	**-$ 7,910.18**

Friday, Jul 31, 2020 03:34:19 PM GMT-7 - Accrual Basis

Bao Bros. Bistro
Statement of Cash Flows
January - December 2019

		Total
OPERATING ACTIVITIES		
Net Income		-7,910.18
Adjustments to reconcile Net Income to Net Cash provided by operations:		0.00
Other Current Assets		-19,275.56
Bao Bros. Chase CC (8448)		321.50
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-$**	**18,954.06**
Net cash provided by operating activities	**-$**	**26,864.24**
INVESTING ACTIVITIES		
Kitchen Equipment		-20,308.82
Net cash provided by investing activities	**-$**	**20,308.82**
FINANCING ACTIVITIES		
Members' Overall Equity:C. Garcia Jr. Overall Equity		48,846.04
Net cash provided by financing activities	**$**	**48,846.04**
Net cash increase for period	**$**	**1,672.98**
Cash at end of period	**$**	**1,672.98**

Friday, Jul 31, 2020 03:34:40 PM GMT-7

Bao Bros. Bistro
Statement of Members' Equity
As of December 31, 2019

	Membership Units		Additional Paid-In Capital	Accumulated Deficit	Total
	Units	Amount			
Balance February 19, 2019	-	$ -	$ -	$ -	$ -
Issuance of Membership Units	1,000,000	$ 1,500.00	$ -	$ -	$ 1,500.00
Unit Compensation Expense	-	$ -	$ 47,364.04	$ -	$ 47,364.04
Net Loss	-	$ -	$ -	$ (7,910.18)	$ (7,910.18)
Balance December 31, 2019	1,000,000	$ 1,500.00	$ 47,364.04	$ (7,910.18)	$ 40,953.86

Notes to the Consolidated Financial Statements

Summary of Significant Accounting Policies

The Company

The consolidated financial statements have been prepared to present the financial position and results of operations of Bao Bros., LLC (the "Company"). The financial statements only include information from inception (February 19, 2019) through December 31, 2019.

Bao Bros., LLC was formed in the State of Texas on February 19, 2019.

Fiscal Year

The Company operates on a December 31st year-end.

Principles of Consolidation and Basis of Accounting

The consolidated financial statements include the accounts of Bao Bros., LLC. The accompanying consolidated financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP").

Use of Estimates

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include, recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Other Current Assets

The Company includes startup expenses such as legal fees, professional services fees, permits without expiration (building permits, etc.), and prepaid expenses (deposits, etc.) under other current assets.

Fixed Assets

Leasehold improvements, furniture and fixtures, and kitchen equipment (including shipping and handling for such equipment) are included in fixed assets.

Other Income

The Company records income such as cash back rewards as other income.

Recipe Testing

Recipe testing and development costs are expensed as incurred. Total expense related to recipe testing was $487.86 for the year ending December 31, 2019.

Restaurant Research

Research costs on competitors are expensed as incurred. Total expense related to research was $322.21 for the year ending December 31, 2019.

Training Expenses

Training expenses are expensed as incurred and include attending food service industry conferences/shows, acquiring required certificates, purchasing relevant literature, and attending classes for members and employees.

Commitments and Contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.